April 25, 2013
TO:    Alberta Securities Commission
Autorité des marchés financiers, Québec
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Superintendant of Securities, Newfoundland and Labrador
Superintendant of Securities, Northwest Territories
Superintendant of Securities, Nunavut
Superintendant of Securities, Prince Edward Island
Superintendant of Securities, Yukon Territory
Toronto Stock Exchange

RE:	SEARS CANADA INC. - ANNUAL MEETING OF SHAREHOLDERS HELD ON APRIL 25, 2013 VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we wish to advise you of the voting results of the following matters which were voted upon at our Annual Meeting of Shareholders held on April 25, 2013:

1.	Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
E. J. Bird	94,334,934	98.19%	1,735,736	1.81%
William C. Crowley	94,152,003	98.00%	1,918,696	2.00%
William R. Harker	94,154,013	98.00%	1,916,689	2.00%
R. Raja Khanna	95,995,875	99.92%	74,824	0.08%
James McBurney	96,000,832	99.93%	70,055	0.07%
Calvin McDonald	94,342,024	98.20%	1,728,863	1.80%
Deborah E. Rosati	96,004,850	99.93%	66,037	0.07%
Donald C. Ross	94,157,253	98.01%	1,913,634	1.99%

2.	Appointment of Auditors

On a vote by ballot taken regarding the appointment of auditors, it was declared that the shareholders ratified the appointment of Deloitte LLP as auditors of Sears Canada Inc. for the ensuing year and that the directors were authorized to fix their remuneration.

Votes for the appointment of auditors:             97,654,308        99.95% (of total votes cast)
Votes withheld for the appointment of auditors:          49,885         0.05% (of total votes cast)
Total Votes Cast:                     97,704,193         100%

Yours very truly,

“Franco Perugini”

Franco Perugini
Associate General Counsel and
Corporate Secretary